November 26, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Stacie Gorman
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:        Glimcher Realty Trust:  Response to September 15, 2008 Comment Letter

Dear Ms. Gorman:

On behalf of Glimcher Realty Trust (“Glimcher” or the “Company”), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission received by letter dated September 15, 2008, relating to the Company’s Registration Statement on Form S-3 (File No. 333-153257).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”).  For the convenience of the Staff, we will send in paper format by overnight delivery copies of this letter and copies of the Amendment marked to show changes from the Registration Statement, as filed on August 29, 2008, to the comments of the Staff on the above-referenced comment letter dated September 15, 2008 to Michael P. Glimcher, Chairman and Chief Executive Officer of the Company.

In this letter, we have recited the comments from the Staff in italicized font and have followed each comment with the Company’s response in regular type.  The page numbers in our responses in this letter refer to the text of the Amendment, except where otherwise noted.

Comment:

1.
We note that you have the filed the forms of the indentures as Exhibits 4.10 and 4.11 to this registration statement.  Please file the actual indentures, which may be open-ended, prior to the effectiveness of this registration statement.  Please refer to Section 201.04 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

Response:

As requested, we have revised the exhibit list accordingly, and the two forms of indentures are attached as exhibits to the Amendment.

Comment:

2.
We note that you have not filed the statement of eligibility of the trustee.  Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list.  If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.”  Please refer to Section 220.01 under the 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response:

As requested, we have revised the exhibit list to the Amendment accordingly.

Comment:

3.	Please file a tax opinion in accordance with section 601(b)(8) of Regulation S-K.

Response:

As requested, we have revised the exhibit list accordingly, and tax opinion is attached as an exhibit to the Amendment.

If you have questions or comments about the S-3 or Glimcher or require further information about or clarification of any of the items responded to in this letter, please contact me by telephone at (216) 491-8610, by fax at (216) 479-8780, or by email at dzagore@ssd.com.

Sincerely,

Squire, Sanders & Dempsey L.L.P.

David A. Zagore

cc:	Michael P. Glimcher, Chairman and Chief Executive Officer, Glimcher Realty Trust Jennifer Gowetski, Staff Accountant